The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX: J26397 SWIFT Address: MTRBJPJT



03 JUN 13 7:21

June 12, 2003

Office of International Corp
Division of Corporate Finar
Securities and Exchange Co
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.



03022886

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

CONVOCATION NOTICE OF
THE 2ND ORDINARY GENERAL MEETING OF SHAREHOLDERS

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.



Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479



June 12, 2003

To: Shareholders

Kiichiro Furusawa
President
MITSUI TRUST HOLDINGS, INC.
33-1, Shiba 3-chome, Minato-ku, Tokyo

CONVOCATION NOTICE OF THE 2ND ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs:

Notice is hereby given that the 2nd Ordinary General Meeting of Shareholders of the Company will be held as set forth below. Your attendance is respectfully requested.

If you do not plan to attend this meeting, we would be grateful if you could indicate whether you are for or against the resolutions in the enclosed proxy statement after examining the reference materials described below, affix your seal, and return the statement to us. It is also appreciated if you could vote by the internet web site (http://www.web54.net).

Description

1. Date and time: From 10:00 a.m. on Friday, June 27, 2003

2. Place: In the conference room on the 16th floor in Head Office of the Company located at 33-1, Shiba 3-chome, Minato-ku, Tokyo

3. Subject matters of the meeting:

Matters to be reported: Matters concerning report on the balance sheet as of March 31, 2003, and the statement of income and the business report for the 2nd term (from April 1, 2002 to March 31, 2003)

Matters to be resolved:

Agendum 1: Matters concerning approval of surplus appropriation plan in the 2nd term

Agendum 2: Partial amendment of the Articles of Incorporation
The details of the resolution are as shown in the "Referential Documents Concerning the Exercise of Voting Rights" (P. 2) given below.

Agendum 3: Matters concerning election of all five (5) Directors due to expiration of office terms

Agendum 4: Matters concerning granting of retirement allowances to retiring Directors.

Referential Documents Concerning Exercise of Voting Rights

1. Total Numbers of Shares Eligible to Vote

807,855 shares

2. Agenda and Reference

Agendum 1: Matters concerning approval of surplus appropriation plan in the 2nd term

Concerning the present severe economy situation and market environment, we have decided to retain the earnings fully to ensure financial stability. Therefore, we regret to announce that there will be no dividend for the full fiscal period per Common stock.

A dividend shall be ¥ 40 per share annually for Class I preferred stock, ¥ 14.4 per share annually for Class II preferred stock, and ¥ 20 per share annually for Class III preferred stock.

As in the previous term, no bonus to directors will be posted.

Agendum 2: Partial Revision of Articles of Incorporation

1. Reason for Revision

(1) With the extension of the term of office of an auditor to four years following the enactment of the Law concerning Amendments to the Commercial Code and the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Stock Corporations (Kabushiki Kaisha) (Law No. 149 of 2001) to enhance the functions of auditors on May 1, 2002, necessary revisions, including amendments to words and phrases in the relevant provisions, are to be made.

(2) On April 1, 2003, the "Law concerning Amendments to the Commercial Code, etc." (Law No. 44 of 2002), which makes stock-related and corporate governance-related revisions, was enacted. This created a stock certificate lapse system, authorized the introduction of a system to accumulate fractional shares less than a trade stock unit, and allowed for the relaxation of a quorum for a special resolution of general meetings of shareholders in accordance with the provisions of Articles of Incorporation.

Given such changes, words and phrases in the provisions related to the creation of a stock certificate lapse system are to be revised. In addition, new provisions to introduce a system for accumulating fractional shares less than a trade stock unit are to be established so that services to shareholders can be enhanced, and also new provisions to relax the quorum for special resolutions of general meetings of shareholders are to be established, thereby ensuring deliberations of special resolution matters of general meetings of shareholders. Other necessary revisions, such as revision of words and phrases, are also to be made.

In this connection, the provisions involving the system to accumulate fractional shares less than a trade stock unit shall take effect from July 1, 2003, and a supplementary regulation stipulating this effect will be established. The regulation shall be deleted after said provisions become effective.

Agendum 3: Matters concerning election of all five (5) Directors due to expiration of office terms

Since all five (5) Directors' terms for office will expire at the close of the general shareholders' meeting, it is proposed that all five (5) Directors be reelected by shareholders.

Candidates for the Directors of Mitsui Trust Holdings, Inc. are as follows:

Name (date of birth)	Brief history and representative positions at companies other than Mitsui Trust Holdings, Inc.	Number of shares of Mitsui Trust Holdings, Inc. held by such person
Kiichiro Furusawa (Mar. 12, 1939)	Apr.1962: Joined The Mitsui Trust & Banking Co., Ltd. Jun.1991: Appointed Director and GM of General Planning Div. of the Bank. May.1993: Appointed Director and GM of Osaka Branch of the Bank. Jun.1993: Appointed Managing Director and GM of Osaka Branch of the Bank. Oct.1994: Appointed Managing Director of the Bank. Jun.1996: Appointed Senior Managing Director of the Bank. May.1998: Appointed Deputy President of the Bank. Apr.1999: Appointed President of the Bank Apr.2000: Appointed President of The Chuo Mitsui Trust & Banking Co., Ltd. (current position) Feb.2002: Appointed President of Mitsui Trust Holdings, Inc. (Representative positions at companies other than Mitsui Trust Holdings, Inc.) President, The Chuo Mitsui Trust & Banking Co., Ltd.	80,628 shares
Kazuo Tanabe (Sep. 29, 1945)	Jul.1969: Joined The Mitsui Trust & Banking Co., Ltd. Jun.1996: Appointed Director and GM of Loan Planning Div. of the Bank. May.1998: Appointed Managing Director and GM of Loan Planning Div. of the Bank. Apr.1999: Appointed Senior Managing Director of the Bank. Apr.2000: Appointed Senior Managing Director of The Chuo Mitsui Trust & Banking Co., Ltd. May 2001: Appointed Deputy President of the Bank. Feb.2002: Resigned from Deputy President of the Bank. Feb.2002: Appointed President of Mitsui Asset Trust and Banking Co., Ltd.(current position) Feb.2002: Appointed Deputy President of Mitsui Trust Holdings, Inc. (Representative positions at companies other than Mitsui Trust Holdings, Inc.) President, Mitsui Asset Trust and Banking Co., Ltd.	32,515 shares

Name (date of birth)	Brief history and representative positions at companies other than Mitsui Trust Holdings, Inc.	Number of shares of Mitsui Trust Holdings, Inc. held by such person
Tadashi Kawai (August 16, 1948)	Jul.1971: Joined The Mitsui Trust & Banking Co., Ltd. Jun.1998: Appointed Director and GM of Head Office Business Div. III of the Bank. Apr.2000: Appointed Director of The Chuo Mitsui Trust & Banking Co., Ltd. Apr.2000: Resigned from Director of the Bank. Apr.2000: Appointed Executive Officer and GM of Osaka Branch of the Bank. May.2000: Appointed Senior Executive Officer and GM of Osaka Branch of the Bank. Mar.2001: Appointed Senior Executive Officer of the Bank. Jun.2001: Appointed Managing Director of the Bank. Feb.2002: Appointed Director and Senior Executive Officer of the Bank. Feb.2002: Appointed Managing Director of Mitsui Trust Holdings, Inc. (current position) Jun.2002: Appointed Director and First Senior Executive Officer of The Chuo Mitsui Trust and Banking Co., Ltd.	26,501 shares
Michio Taki (Oct. 22, 1946)	Apr.1969: Joined The Chuo Trust & Banking Co., Ltd. Jun.1996: Appointed Director and GM of Treasury and Securities Dept. of the Bank. Jun.1997: Appointed Director and GM of Business Promotion Dept. of the Bank. Jun.1998: Appointed Managing Director and GM of Business Promotion Dept. of the Bank. Jun.1999: Appointed Managing Director of the Bank Apr.2000: Appointed Managing Director of The Chuo Mitsui Trust & Banking Co., Ltd. Feb.2002: Appointed Director and Senior Executive Officer of the Bank. (current position) Feb.2002: Appointed Managing Director of Mitsui Trust Holdings, Inc.	29,000 shares
Jun Okuno (July 30,1950)	Apr.1973: Joined The Mitsui Trust & Banking Co., Ltd. Jun.1999: Appointed Director and GM of General Planning Div. Apr.2000: Appointed Director of The Chuo Mitsui Trust & Banking Co., Ltd. Apr.2000: Resigned from Director of the Bank. Apr.2000: Appointed Executive Officer and GM of General Planning Dept. of the Bank. Feb.2002: Resigned from Executive Officer and GM of General Planning Dept. of the Bank. Feb.2002: Appointed Managing Director and GM of General Planning Dept. of Mitsui Trust Holdings, Inc. Jun.2002: Appointed Managing Director of the Mitsui Trust Holdings, Inc.	18,930 shares

Note: Each candidate has no special interest in the Company.

Agendum 4: Matters concerning granting of retirement allowances to retiring Directors

In recognition of their distinguished service, we propose that retirement grants be presented to the following:
Mr. Hiroshi Yamaguchi who has retired from Director on April 30, 2003, and Messrs. Hisao Muramoto and Tomohiro Ito who will retire from Directors upon expiration of the term at the time of conclusion of the general shareholders meeting.

We propose to our shareholders that, with respect to the retiring Directors, the decision of the amounts, date of presentation and procedures for the grants be entrusted to the board of directors, within the reasonable range based on the relevant standards set by the Company.

Below is a brief summary of the careers of the retiring Directors.

Name	Brief history.
Hiroshi Yamaguchi	Feb.2002: Appointed Managing Director of Mitsui Trust Holdings, Inc. Apr.2003: Resigned from Director of Mitsui Trust Holdings, Inc.
Hisao Muramoto	Feb.2002: Appointed Chairman of Mitsui Trust Holdings, Inc.
Tomohiro Ito	Feb.2002: Appointed Senior Managing Director of Mitsui Trust Holdings, Inc.